Welcome

Boonoob

The Social Web for Social Good



Our Story



An Aha moment!

Hesam worked as an Engineer in a car manufacturing company in 2016 maintaining assembly robots. Workers became happier when Hesam showed them positive messages!







Good job!





Assembly lines jobs are tedious.

Hesam showed them positive messages after finishing each task.

They became **happier and more social!**



An Idea!

Create an app with positive messages to make people happier !







You are amazing!







"Happiness exists in the joy of achievement and the thrill of creative effort."

—Franklin D. Roosevelt



Science of Happiness

 **R**elationships

 **E**ngagement

 **M**eaning

 **A**ccomplishment

 **P**ositive Emotions

Article References:
1. D'Ambrosio, C., Jäntti, M., & Lepinteur, A. (2020). Money and Happiness: Income, Wealth and Subjective Well-Being. *Social Indicators Research*, *148*(1), 47–66.
2. Wheaton, R., Gassmann, J., & O'Brien, N. (2019). Happiness Measurably Propels Human Well-Being & Performance: A Case Report. *American Journal of Health Promotion*, *33*(8), 1221–1226.
3. Zhao, Y., Wang, Q., & Wang, J. (2020). Valuing happiness predicts higher well-being: The moderating role of acceptance. *PsyCh Journal*, *9*(1), 132–143.
4. Authentic Happiness, 2004: Martin E. P. Seligman, Ph.D.
5. Flow: The Psychology of Optimal Experience, 2008: Mihaly Csikszentmihalyi



A Social Network



Network around **Product**

Network around **Content**

Network around **Activity**





Exchange of goods

Exchange of knowledge

Exchange of experience



Our Journey

First created in University of New Hampshire
A social platform like Facebook





Hannah Rubin
My name is Hannah and I
attend UNH. I love

2016

2018

An activity platform
Starting with Firepit Fridays

Parties gone viral

Popular in San Francisco
2020
Dance Party
DEC 31
Epic New Year's Eve Party
SS Jeremiah O'Brien
on Eventbrite
Dillon Francis New Year's Eve + Open Ba...
Tue, Dec 31 • 9:00 PM PST
Fort Mason Center

2020

2020
Dance Party

Most popular in SF
Rev: $83K









NYE Party on Battleship (Jeremiah O'Brien) with 1,000 people

Pandemic

Now

Giving Tuesday

Expanded to include volunteering & servicing activities

Dec 1st

NYE

Virtual NYE 2021 Party with 10,000 people







6

How does Boonoob work?



Post an activity

People join the activity


Open chat


Finish the activity


Share experience

Meaning

Relationship

Engagement

Accomplishment

Positive emotions

The Pandemic!

 Unemployment

 Lack of movement

 Distance

 Isolation & Loneliness

 Social Dilemma

Activities



Leisure
- Have fun together
- Explore

Volunteer
Donate
- Help each other
- Build community

Learning &
Exercise/Sports
- Move more
- Be healthier
- Grow stronger

Service
- Make money
- Save money





Market



Event Ticketing	Gig Workers	Online Ad Spending
$54 B	**57 M**	**$36 B**
Worldwide 2019, Statista	US 2019, Statista	US 2019, Statista
% per ticket	$1 per gig	$ per boost

➜ Subscription



Product



Timelines   Post   Profile



Notification   Chat

Competitive Advantage

IMPACT

Promoting happiness!
10% to NGOs across the globe.

FINANCIAL INCENTIVES

People can make money and
save money.

REPUTATION BASED

Network-based reputation.
Safe environment. Privacy is
high priority. Lead generation.

LOW FEES

The lowest fees for listings
compared to other platforms.

DESIGN & BRAND

Catchy name, Catchy hand
gesture logo, and four colors.

1ST TO MARKET

To combine social networking
with other functionalities.
Major activity-based platform.



Adoption Strategy



EVENTS





- DIY event planning
  - NYE 2021
- Partnered events
  - Giving Tuesday
- Other events
  - Burning man
  - Octoberfest

PARTNERSHIPS

- Partner with event planners across the world
- Partner with non-profits
- Partner with outsourcers

REFERRALS

- Shareable links
- Benefits for both sides











Team + 22



Hesam Jafari
Founder & CEO, J. 2016

A visionary problem-solver. Able to bring creative solutions to life with teamwork and efficient use of resources.

- MBA from University of San Francisco.
- Masters in Mechanical Engineering from UNH.
- Masters in Materials Science from IUST



Yves Songolo
Co-Founder & CTO, J. 2019

A software engineer at heart with background in developing and perfecting iOS apps. Can be caught daydreaming about building great things from scratch.

- Software Engineering from Make School.
- Computer Science from Essex College.



Kishan Trivedi
Co-Founder & CMO, J. 2020

A restaurateur-turned-CMO, who is analytical, mathematically gifted and has strong business acumen.

- Masters of International Business from Hult Business School
- B.com, LLB from Gujarat University



Prof. Keith Hunter
PhD Organizational Behavior and Management, Ms. Computer Science, and Ms. Philosophy.



Prof. Muhammad Nadeem
PhD Marketing; Distinguished Professor at the USF; Fulbright Scholar; Speaker, Executive Coach, and Influencer.



Wayne Steer
Wayne Steer a non-profit leader, professional fundraiser and member of AFP International for 16 years. Saving lives affected by addiction at Fresh Start Recovery Centre.



Greg MacGillivray
Greg's why is Building Community. Managing Director of S2S. Professional strategist. 15-years of coaching. Supported 50+ not-for-profits.



Richard Kreidler
Businessman, entrepreneur, innovator and entertainer who excels at leading top-performing sales teams.



Testimonials

As always amazing time!



Paul G.

It was wonderful night and we had lots of fun. Eagerly, waiting for the next event!



Sadegh B.

You guys throw the best parties!



Sasan D.



We have connected thousands and we want to connect more. Invest in happiness today:

Https://wefunder.com/Boonoob

Please ask us questions: Info@boonoob.com
Boonoob is a trademark of Fabulous Technologies Inc.
Creating Tools and Technologies to Spread Happiness.
Participating **newchip** ACCELERATOR



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